                                                                    Exhibit 99.2

                                  VIRYANET LTD.

                             5 Kiryat Hamada Street
                         Science Based Industries Campus
                     P.O. Box 23052, Har Hotzvim, Jerusalem
                                  Israel 91230


                     SPECIAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 22, 2002

                             ---------------------
                                PROXY STATEMENT
                             ---------------------

     This Proxy Statement is being furnished in connection with the solicitation by the Board of Directors of ViryaNet Ltd. ("ViryaNet" or the "Company") of proxies in the form enclosed to be voted at the Special General Meeting of the shareholders of the Company (the "Special Meeting"), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of shareholders of the Company. The Special Meeting will be held on April 22, 2002, at 10:00 a.m. eastern time, at the offices of ViryaNet, Inc., 2 Willow Street, Southborough, Massachusetts. The Company's mailing address in the United States is ViryaNet, Inc., 2 Willow Street, Southborough, Massachusetts, 01745, and its telephone numbers are (972)-2-581-1462 in Israel, and (508) 490-8600 in the United States.

     As of March 18, 2002 (the "Record Date"), the Company had 25,936,261 ordinary shares, par value New Israeli Shekel 0.10 per share ("Ordinary Shares") outstanding. Each Ordinary Share entitles the holder thereof to one vote with respect to each of the matters submitted to the shareholders at the Special Meeting. Only shareholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at, the Special Meeting and any postponements or adjustments thereto.

     It is proposed that at the Special Meeting, the following resolutions be adopted by way of ordinary resolutions:

1. To issue to the former stockholders and employees of iMedeon, Inc. ("iMedeon") the newly acquired wholly-owned subsidiary of ViryaNet, Inc., the US wholly-owned subsidiary of the Company, 889,618 Ordinary Shares of the Company, as additional consideration for the acquisition of iMedeon.

2. That the Company's Articles of Association (the "Articles") may be, subject to the Company's Board of Directors sole discretion, amended to effect a reverse share split of the authorized and issued Ordinary Shares of the Company at a ratio to be determined by the Board of Directors of the Company, in its sole discretion, such that when multiplied by the closing price of the Ordinary Shares on the business day preceding the effective date of the reverse share split such price per Ordinary Share shall result in a product between $3.0 and $5.0. Any fractional Ordinary Shares which result from this share exchange will not be issued, but will be rounded up and exchanged for one (1) whole Ordinary Share. If the reverse share split is consummated, Article 4 of the Articles shall be amended to reflect the new par value of the Ordinary Shares.

3. To increase the Company's authorized share capital, which is currently NIS 3,500,000, consisting of 35,000,000 Ordinary Shares, by NIS 700,000 (consisting of 7,000,000 Ordinary Shares) so that the new authorized share capital shall be NIS 4,200,000, consisting of 42,000,000 Ordinary Shares, and to amend article 4 of the Articles accordingly.

     An ordinary resolution shall be deemed adopted if approved by a majority of the votes cast at the Special Meeting in person or by proxy and voting thereon.

     The presence in person, or by proxy, or as deemed by the Israeli Companies Law - 1999 to be present, of two (2) or more shareholders of the Company, holding, in the aggregate, at least thirty-three and one-third percent (33 1/3%) of the Ordinary Shares entitled to vote at the Special Meeting will constitute a quorum at the Special Meeting. If a quorum is not present at the scheduled time and date of the Special Meeting, the Special Meeting shall be either (i) adjourned to the same day of the week in the next following week at the same scheduled place and time of day as the adjourned meeting, unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday; or (ii) adjourned to any other day, hour and/or place as the Board of Directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the appointed start time of the meeting, any two shareholders present or by proxy or any other valid instrument shall constitute a quorum, and shall be entitled to deliberate and to resolve the matters for which the Special Meeting was convened.

     Any shareholder who executes and delivers a proxy may revoke it at any time before the effective exercise thereof by delivery to the Company at its United States mailing address listed above or its transfer agent, at least twenty-four
(24) hours before the commencement of the Special Meeting or adjourned Special Meeting, of either a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Special Meeting, and also wishes to vote in person, may do so be revoking their proxy. Each form of proxy which is properly executed and returned to the Company prior to the Special Meeting will be voted in the manner directed by the shareholder executing it or, if no directions are given, will be voted in favor of all of the matters to be presented at the Special Meeting, as described herein. In addition, the shares will be voted with respect to any other proposals in accordance with the recommendations of the Board of Directors. Subject to the provisions of the Company's Articles, all proxies must be received by the Company's transfer agent or at the

Company's United States mailing address listed above at least 24 hours prior to the Special Meeting to be validly included in the tally of Ordinary Shares voted at the Special Meeting.

     It is anticipated that this Proxy Statement and the accompanying form will be mailed to shareholders on or about March 25, 2002. In addition to solicitation by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, telegram, telecopier or other personal contact. None of the officers, directors, employees or agents involved in any solicitation will receive additional compensation for such solicitation. The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     If the accompanying proxy card is properly signed and returned to the transfer agent or the Company at its United States mailing address and not revoked, it will be voted in accordance with the instructions contained therein. Proxies may be marked as abstaining on any matter to be acted upon by shareholders. Abstentions are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting, but will not be counted as votes cast on such matters for the purpose of determining if an ordinary resolution had been adopted and approved.

                                     ITEM 1

         ISSUANCE OF ORDINARY SHARES IN CONNECTION WITH THE ACQUISITION
         --------------------------------------------------------------
                                   OF IMEDEON
                                   ----------

     On February 25, 2002 (the "Closing Date"), the Company has completed the acquisition (the "Acquisition") of all of the outstanding shares of iMedeon, Inc. ("iMedeon"), a Georgia company, under the terms of the Agreement and Plan of Merger (the "Merger Agreement") dated as of such date, among the Company, ViryaNet Acquisition, Inc., iMedeon and iMedeon's stockholders. Following such Acquisition, iMedeon has become a wholly-owned subsidiary of ViryaNet, Inc., the wholly-owned US subsidiary of the Company.

     On the Closing Date, the Company has issued iMedeon's stockholders and several employees of iMedeon, Ordinary Shares of the Company and options to purchase Ordinary Shares of the Company, which collectively represent approximately 19.9% of the Company's issued shares as of the Closing Date (the "Initial Consideration Shares").

     Under the terms of the Merger Agreement, the Company is obligated, within 90 days from the Closing Date, to either:

(a) Subject to the approval of the Company's shareholders, issue an additional 889,618 Ordinary Shares and options to purchase Ordinary Shares of the Company, as allocated in the Merger Agreement (collectively, the "Additional Consideration Shares"), as part of the consideration provided under the Merger Agreement; or

(b) In the event that the shareholders of the Company will not approve the issuance of the Additional Consideration Shares, pay the former stockholders of iMedeon and certain employees of iMedeon, as allocated in the Merger Agreement and as part of the consideration provided under the Merger Agreement, an aggregate amount of $457,932 (which is equal to the value of the Additional Consideration Shares based on the average price of the Company's Ordinary Shares on The Nasdaq National Market for the 20 trading days ending prior to the Closing Date).

     Since under the provisions of the Israeli Companies Law - 1999 and the regulations of The Nasdaq National Market the issuance of more than 20% of the Company's issued share capital requires shareholders approval, and since the Initial Consideration Shares together with the Additional Consideration Shares represent more than 20% of the Company's issued share capital, the Company's shareholders are requested to approve the issuance of the Additional Consideration Shares, as set forth above.

                             _______________________

     The affirmative vote of a majority of the Ordinary Shares present at the Special Meeting is required for the approval of Item 1. Unless otherwise indicated, properly executed Proxies will be voted in favor of Item 1.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF ITEM 1.

                                     ITEM 2

                         APPROVAL OF REVERSE SHARE SPLIT
                         -------------------------------

     The Board of Directors recommends to the shareholders that they amend the Company's Articles of Association (the "Articles") to effect a reverse share split of the Company's authorized and issued and outstanding ordinary shares, par value New Israeli Shekel 0.10 per share (the "Ordinary Shares") at a ratio to be determined by the Board of Directors of the Company, in its sole discretion, such that when multiplied by the closing price of the Ordinary Shares on the business day preceding the effective date of the reverse share split such price per Ordinary Share shall result in a product between $3.0 and $5.0 (the "Reverse Split"). Any fractional Ordinary Shares which result from this Reverse Split will not be issued, but will be rounded up and exchanged for one (1) whole Ordinary Share. The exact ratio of this Reverse Split, and the decision whether to implement the Reverse Split shall be determined by the Company's Board of Directors in its sole discretion no later than thirty (30) days following the date of the Special Meeting. If the Reverse Split is implemented, Article 4 of the Articles shall be amended to reflect the new par value of the Ordinary Shares.

     If the shareholders approve the Reverse Split, and the Board of Directors decides no later than thirty (30) days following the date of the Special Meeting, to implement the Reverse Split, the Company will issue a press release notifying the shareholders of the effectiveness of the Reverse Split. Notwithstanding the foregoing, the Board of Directors of the Company reserves the right, notwithstanding shareholders approval, and without further action by the shareholders, to abandon the Reverse Split, if the Board of Directors, in its sole discretion, determines that the Reverse Split is no longer in the best interests of the Company and its shareholders.

REASONS FOR THE REVERSE SPLIT:

     The primary reason for the Reverse Split is to combine the outstanding Ordinary Shares of the Company in order to increase the price per Ordinary Share and to attempt to achieve compliance with the minimum bid price requirement for continued listing on The Nasdaq National Market. On July 19, 2001, the Company received a letter from The Nasdaq National Market notifying the Company that it's Ordinary Share failed to maintain a minimum bid price of $1.00 for thirty consecutive trading days as required by the continued listing maintenance standards established by The Nasdaq National Market and provided the Company a period of 90 calendar days, or until October 18, 2001, to demonstrate compliance by maintaining a closing bid price of at least $1.00 for a minimum of ten consecutive trading days. Although the delisting procedures were generally suspended by The Nasdaq National Market following the events of September 11, 2001, such procedures were reinstated by The Nasdaq National Market on January 2, 2002, and the Company has received on February 14, 2002 a new letter from The Nasdaq National Market notifying the Company that it's Ordinary Share failed to maintain a minimum bid price of $1.00 for thirty consecutive trading days as required by the continued listing maintenance standards established by The Nasdaq National Market and provided the

Company a period of 90 calendar days, or until May 13, 2002, to demonstrate compliance by maintaining a closing bid price of at least $1.00 for a minimum of ten consecutive trading days.

     As of March 19, 2002, the closing bid price for the Company's Ordinary Share was $0.63 and during the 90 trading days preceding such date, the closing bid price for the Company's Ordinary Share ranged from $0.38 to $0.69 and the Company has been unable to maintain a closing bid price per Ordinary Share of $1.00 for a minimum of ten consecutive trading days. If the Company does not maintain a closing bid price of at least $1.00 per Ordinary Share for a minimum of ten consecutive trading days prior to May 13, 2002, it is highly likely that the Company will be informed by The Nasdaq National Market that it will be delisted.

     In addition to the requirement that the Company's Ordinary Shares have a minimum bid price of at least $1.00 per share, in order for the Company's Ordinary Shares to remain listed on The Nasdaq National Market, the Company is required to continue to comply with the additional various current listing maintenance standards established by The Nasdaq National Market. Among other requirements, the Company is required to: (i) maintain net tangible assets of at least $4,000,000 (the "Net Assets Test") or maintain a stockholder's equity of at least $10,000,000, (ii) have at least 750,000 shares held by persons or entities other than officers, directors and beneficial holders of more than 10% of the Company's Ordinary Shares (the "Public Float"), (iii) have an aggregate market value of Public Float of at least $5,000,000, (iv) have at least two market makers, and (v) have at least 400 shareholders who hold at least 100 Ordinary Shares (the foregoing requirements are collectively referred to as the "Maintenance Standards"). As of November 1, 2002, the Net Assets Test will no longer be one of the Maintenance Standards, and, as a result, the Company will be required to maintain stockholder's equity of at least $10,000,000, as well as comply with the remaining Maintenance Standards, in order to remain listed in The Nasdaq National Market. The Company believes that it is currently in compliance with the Maintenance Standards, although there is no assurance that the Maintenance Standards will be met in the future.

     In determining the exact ratio of the Reverse Split, if the shareholders approve the Reverse Split and the Board of Directors decides to implement such Reverse Split, the Company's Board of Directors, among other things, will consider the minimum bid price requirement, and the bid price of the Company's Ordinary Shares at the time the Reverse Split is to be effected. The Reverse Split would decrease the number of issued and outstanding Ordinary Shares, presumably increasing the market price of the Ordinary Shares; however, the price per Ordinary Shares is also based on the Company's financial performance and other factors, some of which may be unrelated to the number of Ordinary Shares outstanding. Accordingly, there can be no assurance that the closing bid price of the Ordinary Shares after the Reverse Split will increase in an amount proportionate to the decrease in the number of issued and outstanding shares or will increase at all or that any increase can be sustained for a prolonged period of time. Even if the Company is able to meet the $1.00 bid price requirement after the Reverse Split, there can be no assurance that the Company will be able to maintain compliance with all of the requirements of the current Maintenance Standards. If the Company fails to maintain compliance with one or more requirements of the current Maintenance Standards, the Company's Ordinary Shares would be subject to delisting from The Nasdaq National Market. Further, even if the closing bid price of the Company's Ordinary Shares is at least $1.00 after the Reverse Split, there can be no assurances that the Company will not be informed by The Nasdaq National Market on or about May 13, 2002 that it will be delisted. However, if the Company requests and is granted a hearing with The Nasdaq National Market, the Company's delisting may be stayed pending the outcome of the Company's hearing. There can be no assurances that the outcome of such a hearing would result in the Company's continued listing on The Nasdaq National Market.

     Assuming the price per Ordinary Shares increases following the effectiveness of the Reverse Split, the Company believes that the financial community's and investing public's perception of the Company's Ordinary Shares as an investment will improve and that the Company's Ordinary Shares will appeal to a broader market. Due to the extreme volatility of low-priced stocks, the Company believes that low-priced stocks may be negatively perceived by the investment community. For example, some brokers may be reluctant to, or may not, recommend the purchase of low-priced stocks to their clients, and certain institutional investors may be prohibited from purchasing such stocks or choose not to purchase such stocks. As a result of this limited demand, the price per Ordinary Share may be adversely affected. The Board of Directors believes that additional interest in the Company's Ordinary Shares by the investment community is desirable and could result in additional demand for the Company's Ordinary Shares, potentially increasing the bid price of the Ordinary Shares, and could encourage a more stable trading market for the Company's Ordinary Shares; however, there can be no assurance that additional demand will develop or that the trading market for the Company's Ordinary Shares will become more stable.

     There can be no assurance that the total value of the Company's Ordinary Shares will not immediately decrease after the mailing of this Proxy Statement to the Company's shareholders and/or after the consummation of the Reverse Split. Finally, to the extent that a shareholder's holding is reduced by reason of the Reverse Split to less than 100 Ordinary Shares, the brokerage fees for the sale of such shares will in all likelihood be higher than the brokerage fees applicable to the sale of round lots of shares (shareholders holding more than 100 Ordinary Shares).

CERTAIN OTHER EFFECTS OF THE REVERSE SPLIT:

     As of March 20, 2002, there were 25,936,261 Ordinary Shares issued and outstanding, out of a total authorized share capital of 35,000,000 Ordinary Shares. Consummation of the Reverse Split would decrease the number of authorized and outstanding Ordinary Shares in accordance with the actual exchange ratio to be determined by the Board of Directors.

     Subject to the provisions for elimination of fractional Ordinary Shares as described above, consummation of the Reverse Split will not result in a change in the relative equity position or voting power of the holders of Ordinary Shares or the contingent equity position of holders of stock options to purchase Company's Ordinary Shares.

     In addition, the Ordinary Shares available for issuance under the Company's stock option plans will be reduced to reflect the Reverse Split, and the other relevant terms and provisions of the Company's stock option plans will be appropriately adjusted. The number of Ordinary Shares issuable upon exercise of outstanding stock options issued under the Company's stock option plans will be reduced to give effect to the Reverse Split and the exercise prices for such stock options will be increased to give effect to the Reverse Split.

MANNER OF EFFECTING THE REVERSE SPLIT:

     The ratio of the Reverse Split may be determined by the Board of Directors of the Company, in its sole discretion, such that when multiplied by the closing price of the Ordinary Shares on the business day preceding the effective date of the Reverse Split the price per Ordinary Share shall result in a product between $3.0 and $5.0. If the Reverse Split is implemented, Section 4 of the Articles will be amended to reflect the new par value of the Ordinary Shares. The Reverse Split may be implemented no later than thirty (30) days following the date of the Special Meeting. If the Reverse Split is implemented, the Company will notify the Company's shareholders of the effectiveness of the Reverse Split by a press release. The Board of Directors reserves the right, notwithstanding shareholders approval and without further action by the shareholders, to elect not to proceed with the Reverse Split if the Board of Directors, in its sole discretion, determines that it is not in the Company's best interests or the best interests of the Company's shareholders to do so.

     On the effective date of the Reverse Split, the applicable number of Ordinary Shares will automatically be combined and changed into one (1) "new" Ordinary Share and each stock certificate representing Ordinary Shares before such date would be deemed for all corporate purposes to evidence ownership of the reduced number of shares of Ordinary Shares resulting from the Reverse Split. No additional action on the part of the Company or any shareholder will be required in order to effect the Reverse Split. Shareholders will be requested to exchange their certificates representing Ordinary Shares held prior to the Reverse Split for new certificates representing the "new" Ordinary Shares issued as a result of the Reverse Split. Shareholders will be furnished the necessary materials and instructions to effect such exchange by the Company's transfer agent promptly following the effective date of the Reverse Split. Certificates representing Ordinary Shares held prior to the Reverse Split subsequently presented for transfer will not be transferred on the books and records of the Company until the certificates representing such Ordinary Shares have been exchanged for certificates representing the "new" Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATES UNTIL REQUESTED TO DO SO.

     No fractional "new" Ordinary Shares will be issued to any shareholder. Any fractional Ordinary Shares which would result from the Reverse Split will not be issued, but will be rounded up and exchanged for one (1) whole "new" Ordinary Share. Accordingly, shareholders of record who would otherwise be entitled to receive fractional "new" Ordinary Shares will, upon surrender of their certificates representing Ordinary Shares held prior to the Reverse Split, receive one (1) "new" Ordinary Share in lieu of such fractional share.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE SPLIT:

     The following discussion of the United States federal income tax consequences of the Reverse Split is based on the Internal Revenue Code of 1986, as amended, current and proposed Treasury Regulations, judicial decisions and published positions of the Internal Revenue Service, all as in effect on the date of this Proxy Statement, and all of which are subject to change, possibly with retroactive effect. It is not intended to be a complete discussion of all of the United States federal income tax consequences of the Reverse Split or of the purchase, ownership, and disposition of the Company's Ordinary Shares. This discussion does not address all aspects of United States federal income taxation that may be relevant to a person based on particular circumstances. For example, the following discussion does not address the United States federal income tax consequences of the purchase, ownership and disposition of the Ordinary Shares if the person: controls or owns, directly, indirectly or through attribution 10% or more of the Company's Ordinary Shares by vote or value; is a broker-dealer, insurance company, tax-exempt organization, or financial institution; or holds the Ordinary Shares as part of an integrated investment comprised of the Ordinary Shares and one or more other positions. The following discussion also does not address any aspect of state, local or non-United States tax laws or any aspect of United States estate or gift taxation and does not address aspects of United States federal income taxation applicable to United States holders holding options, warrants or other rights to acquire the Company's Ordinary Shares, or who otherwise receive the Company's Ordinary Shares as compensation. Further, this summary generally considers only United States holders that hold their Ordinary Shares as capital assets and does not consider the tax treatment of holders who are partnerships or who hold Ordinary Shares through a partnership or other pass-through entity.

     This discussion assumes that the Company will not be treated as a controlled foreign corporation. Under the Internal Revenue Code, a controlled foreign corporation generally means any foreign corporation if, on any day during its taxable year, more than fifty percent of either (i) the total combined voting power of all classes of stock of the corporation entitled to vote, or (ii) the total value of the stock of the corporation, is owned, directly, indirectly or by attribution, by United States persons who, in turn, own directly, indirectly or by attribution, ten percent or more of the total combined voting power of all classes of stock of the corporation entitled to vote. This discussion also assumes that the Company is not, has not been and will not become a passive foreign investment company (a "PFIC") for United States federal income tax purposes. The Company will be a PFIC if (i) 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any company, United States or foreign, in which the Company is considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value (or possibly the adjusted bases of the Company's assets in particular circumstances) of the Company's assets, including the pro rata share of the assets of any company in which the Company is considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If the Company is or becomes a PFIC, many of its United States holders will be subject to adverse tax consequences, including:
(i) taxation at the highest ordinary income tax rates in effect during their holding period on some distributions on the Company's Ordinary Shares and gain from the sale or other disposition of the Company's Ordinary Shares; (ii) an interest charge on taxes allocable to prior periods; and (iii) no increase in the tax basis of the Company's Ordinary Shares to fair market value at the dates of their death. In certain cases, a United States holder may minimize the tax consequences of owning stock of a

PFIC by making a qualified electing fund election (a "QEF election"). United States holders are urged to consult their tax advisors about the PFIC rules, including the specific rules, requirements and tax consequences of making QEF elections and other elections.

     This discussion does not apply to any person who is not a United States holder or to any person who holds shares other than Ordinary Shares. For purposes of this discussion, a person is a United States holder if such person holds Ordinary Shares and if such person is: a citizen or resident of the United States; a partnership or a corporation or other entity taxable as a corporation organized under the laws of the United States or of any state of the United States or the District of Columbia; an estate the income of which is includible in gross income for United States federal income tax purposes regardless of source; or a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions.

     The combination and exchange of the Ordinary Shares held prior to the Reverse Split into "new" Ordinary Shares is intended to be a tax-free transaction. To the extent that the fair market value of the "new" Ordinary Shares to be received by a United States holder equals the fair market value of the "old" Ordinary Shares held by such United States holder prior to the Reverse Split, the "new" Ordinary Shares received by that United States holder generally will have (i) a holding period that includes the period during which the "old" Ordinary Shares were held, and (ii) a tax basis equal to the tax basis of the "old" Ordinary Shares. Each United States holder is urged to consult his, her or its own tax advisor to determine the tax consequences of receiving "new" Ordinary Shares with a fair market value exceeding the fair market value of the "old" Ordinary Shares.

     This discussion should not be considered tax advice, and United States holders of the Company's Ordinary Shares are advised to consult their own tax advisors concerning the United States federal, state, local and non-United States tax consequences of the Reverse Split in their particular situations.

                            ------------------------

     The affirmative vote of a majority of the Ordinary Shares present at the Special Meeting is required for the approval of Item 2. Unless otherwise indicated, properly executed Proxies will be voted in favor of Item 2.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF ITEM 2.

                                     ITEM 3

               INCREASE OF THE COMPANY'S AUTHORIZED SHARE CAPITAL
               --------------------------------------------------

     The Company's current authorized share capital, as set forth in article 4 of the Company's Articles, is 3,500,000 New Israeli Shekels ("NIS"), divided into 35,000,000 Ordinary Shares of the Company.

     The Board of Directors of the Company is proposing to increase the authorized Ordinary Shares by 700,000 NIS (comprising of 7,000,000 Ordinary Shares), from 3,500,000 NIS (consisting of 35,000,000 Ordinary Shares) to a total 4,200,000 NIS (consisting of 42,000,000 Ordinary Shares).

     In the event that the above increase in the Company's authorized share capital shall be approved by the Company's shareholders, articles 4 of the Articles shall be replaced by the following wording:

     "4. The share capital of the Company shall consist of NIS 4,200,000 consisting of 42,000,000 Ordinary Shares (the "Ordinary Shares"), each having a nominal value of NIS 0.1. The powers, preferences, rights, restrictions, and other matters relating to the Ordinary Shares are as set forth in the following Articles. Warrants and options shall not be considered as shares for purposes of these Articles. The Ordinary Shares all rank pari passu in all respects except as set forth in the warrant itself.".

                            ------------------------

     The affirmative vote of a majority of the Ordinary Shares present at the Special Meeting is required for the approval of Item 3. Unless otherwise indicated, properly executed Proxies will be voted in favor of Item 3.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF ITEM 3.

OTHER BUSINESS

     Management of the Company knows of no other business to be transacted at the Special Meeting; but, if any other matters are properly presented to the Special Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                                  By Order of the Board of Directors,



                                  /s/ Winfried A. Burke

                                  Winfried A. Burke
                                  President and Chief Executive Officer

March 20, 2002